DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04005853

January 12, 2004

Diane Wood
Senior Attorney
Law Department
Pinnacle West Capital Corporation
400 North Fifth Street
Station 8695
P.O. Box 53999
Phoenix, AZ 85072-3999

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-12-2004

Re: Pinnacle West Capital Corporation
Incoming letter dated December 18, 2003

PROCESSED
FEB 03 2004
THOMSON FINANCIAL

Dear Ms. Wood:

This is in response to your letter dated December 18, 2003 concerning the shareholder proposal submitted to Pinnacle West by Emil Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PINNACLE WEST
CAPITAL CORPORATION
LAW DEPARTMENT

Diane Wood
Senior Attorney
Direct Line: (602) 250-3544

December 18, 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Pinnacle West Capital Corporation, an Arizona corporation (the "Company"), has received a letter, dated October 7, 2003, from Mr. Emil Rossi (the "Proponent") containing a proposal and supporting statement (collectively, the "Proposal") for inclusion in the Company's proxy materials for the Company's 2004 Annual Meeting of Shareholders. The Company received the Proposal on October 13, 2003. I have attached a copy of the Proposal as Exhibit A. This letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty calendar days before the Company files its definitive proxy materials with the Commission.

The Company intends to omit the Proposal from its proxy materials because the Proponent has failed to demonstrate his eligibility to submit the Proposal under Commission Rule 14a-8(b)(1), promulgated pursuant to the Securities Exchange Act of 1934, as amended. Pursuant to Rule 14a-8(j), I have enclosed six (6) additional copies of this letter (including Exhibits) stating why the Company considers the omission of the Proposal to be proper.

Discussion

Rule 14a-8(b)(1) – Failure to Demonstrate Eligibility

Rule 14a-8(b)(1) requires a proponent, at the time of submission of a proposal, to meet certain eligibility requirements, including a requirement that the proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities, for at least one year by the date of submission of the proposal.

The Proposal is deficient because it does not include any information about whether the Proponent owns any Company securities. The Proposal simply states that "Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting." According to the Company's records, Mr. Rossi was not a registered holder of the Company's common stock at the time he submitted the Proposal.

In accordance with Rule 14a-8(f)(1), the Company sent a letter to the Proponent dated October 21, 2003, a copy of which is attached as Exhibit B. The Company's letter requested appropriate documentation of the Proponent's eligibility to submit the Proposal and noted that the Company's records indicated that Mr. Rossi did not own any Company common stock. The Company's letter noted that, if the Proponent desired to correct the Proposal's deficiency, the Company would have to receive required evidence of ownership within fourteen calendar days of the Proponent's receipt of the Company's letter.

It appears that Mr. John Chevedden, Mr. Rossi's designated contact for issues regarding the Proposal, faxed to the Company a letter from Mark Christensen, Vice President of Investments for Morgan Stanley, dated October 27, 2003 regarding the Proponent's ownership of Company shares. We believe Mr. Chevedden also sent a fax to the Company of that letter on October 28, 2003 with a handwritten notation regarding the Proponent's ownership, copies of which are attached as Exhibit C. These communications established the Proponent's ownership of Company common stock from June 11, 2003 to October 27, 2003. It did not, however, show (nor does the Company have any record of) the Proponent owning shares in the Company from October 12, 2002 to June 11, 2003, as is required under Rule 14a-8(b)(1). The Company notified the Proponent of this deficiency in a letter dated November 13, 2003, a copy of which is attached as Exhibit D. Furthermore, the Company advised the Proponent in that letter that "if you believe we are in error with respect to the assertion that Mr. Rossi was the record holder of [Company] shares prior to June 11, 2003, please provide to us the required evidence of record holder ownership within fourteen days of your receipt of this letter."

On November 22, 2003, the Proponent resubmitted the Proposal via facsimile and included a handwritten modification to the Proposal. A copy of the resubmitted Proposal is attached as Exhibit E. By letter dated November 24, 2003, a copy of which is attached as Exhibit F, the Company advised the Proponent of the Proponent's continuing failure to establish Mr. Rossi's ownership of Company common stock prior to June 11, 2003.

Based on the documents received from the Proponent and the Company's shareholder records, the Proponent has failed to provide documentary evidence supporting his eligibility to submit the Proposal under Rule 14a-8(b)(1). The Company, therefore, intends to omit the Proposal from its proxy materials.

In circumstances similar to those described in this letter, the Staff has decided that it would not recommend enforcement action against registrants for the omission of proposals. For example, in The McGraw Hill Companies, Inc. (available January 13, 2003), the proponent (Mr. Emil Rossi) failed to provide documentary support evidencing the proponent's ownership of securities for the required one-year period. See also Morgan Stanley (available December 24, 2002).

Conclusion

Although afforded a fully adequate opportunity, the Proponent has failed to comply with the Commission's rules for demonstrating his eligibility to submit the Proposal. For the reasons discussed above, the Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company excludes the Proposal from its proxy materials pursuant to Rule 14a-8(b)(1). If the Staff should disagree with the Company's conclusions, I request the opportunity to confer with the Staff prior to the issuance of its response.

By copy of this letter, the Proponent is being advised of the Company's intention to omit the Proposal from the proxy materials and its reasons for deeming the omission proper. The Proponent is respectfully requested to copy the undersigned on any response that he may choose to make to the Staff. If there are any questions relating to this submission, please do not hesitate to contact the undersigned at 602-250-3544.

Very truly yours,

Pinnacle West Capital Corporation.

Diane Wood

cc: Nancy Loftin, Esq.
Mr. Emil Rossi
Mr. John Chevedden
Ms. Judy Stanley

EXHIBIT A

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. William Post
Chairman
Pinnacle West Capital Corp. (PNW)
400 North Fifth Street, P.O. Box 53999
Phoenix, AZ 85072
Phone: (602) 250-1000

Dear Mr. Post,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi   Oct 7-03

cc: Nancy C. Loftin
Corporate Secretary
FX: 602-250-3002

3 – Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to overrule our shareholder vote if our Directors seriously believe they have a good reason. This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our Directors may could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

PINNACLE WEST
CAPITAL CORPORATION

EXHIBIT B

NANCY C. LOFTIN
VICE PRESIDENT, GENERAL COUNSEL
& SECRETARY
(602) 250-3252

October 21, 2003

VIA OVERNIGHT MAIL

Mr. John Chevedden
2215 Nelson Ave., No 205
Redondo Beach, CA 90278

Mr. Emil Rossi
P.O Box 249
Boonville, CA 95415

RE: Shareholder Proposal Submitted to Pinnacle West Capital Corporation (the "Company") received on October 13, 2003

Dear Mr. Chevedden and Mr. Rossi:

We are in receipt of the Shareholder Proposal which was sent to us by Mr. Rossi on October 13, 2003 (attached)(the "Proposal").

The cover letter to the Proposal states that Mr. Chevedden and/or his designee have been provided with the proxy to be used on behalf of Mr. Rossi in shareholder matters, including the attached Proposal. Unfortunately, according to our records, Mr. Rossi does not own any Pinnacle West shares, and is, therefore, not eligible for submission of a shareholder proposal. In accordance with Rule 14a-8(f), this is the Company's written notice of a deficiency in the submittal. If either of you desire to correct this deficiency, please provide to us the required evidence of ownership within fourteen days of your receipt of this letter.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

Nancy C. Loftin

NCL/bap

Encl.
cc: Diane Wood
Matt Feeney

Mark S. Chi[illegible]
Vice President
Financial Advisor

3558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1070
fax 707 524 1099

MorganStanley

EXHIBIT C

PNW

Post-it® Fax Note 7671	Date 11-3-03	# of pages ▶ 2
To Nancy Liftin	From John Cheveldon	
Co./Dept. /	Co.	
Phone #	Phone # 310-371-7972	
Fax # 602-250-3002	Fax #	

cc: E. Rossi

RH 11-4

October 27, 2003

To Whom It May Concern:

Emil Rossi deposited the following certificates to his Morgan Stanley transfer on death account
on the respective dates:

March 7, 2003

1587 shares Gencorp Inc.
9984 shares Exxon Mobil Corp

March 21, 2003

528 shares Keyspan Corp
5128 shares Morgan Stanley
975 shares Burlington Northern Santa Fe Corp
6094 shares Allstate Corp
2780 shares Kinder Morgan Energy Ptrs. LP
550 shares Entergy Corp New
1732 shares Energy East Corp
1357 shares Bank of America Corp
1100 shares Great Northern Iron Ore

April 14, 2003

3287 shares Sears Roebuck & Co.
415 shares Occidental Petroleum Corp DE
430 shares Newmont Mining Corp New
7000 shares Mesabi Tr CBI
150 shares Marathon Oil Co.
1000 shares PPL Corp

3000 shares	Plum Creek Timber Co Inc. REI
1000 shares	Terra Nitrogen Co LP Com Unit
800 shares	SBC Communications
1887 shares	Omnova Solutions Inc.

On March 21, 2000, Emil deposited 196 shares Catellus Development Corp. He subsequently purchased
304 Catellus on October 17, 2003, bringing his total position to 500 shares.

On July 9, 2003, Emil purchased 1000 Schering Plough Corp.

On June 11, 2003, Emil journalled into this account 50 shares PG & E Corp and 300 shares Pinnacle West Capital Corp.

All quantities continue to be held in Emil's account as of the date this letter.

Sincerely,

Mark S. Christensen

Mark S. Christensen
Vice President, Investments

Mr. Rossi is record holder prior to this date.

PINNACLE WEST
CAPITAL CORPORATION

EXHIBIT D

NANCY C. LOFTIN
VICE PRESIDENT, GENERAL COUNSEL
& SECRETARY
(602) 250-3252

November 13, 2003

VIA OVERNIGHT MAIL
AND FASCIMILIE

Mr. John Chevedden
2215 Nelson Ave., No 205
Redondo Beach, CA 90278

Mr. Emil Rossi
P.O Box 249
Boonville, CA 95415

RE: Shareholder Proposal Submitted to Pinnacle West Capital Corporation (the "Company") received on October 13, 2003

Dear Mr. Chevedden and Mr. Rossi:

We are in receipt of a letter dated October 27, 2003 from Mr. Mark Christensen, Vice President of Investments for Morgan Stanley, regarding Mr. Rossi's ownership of Pinnacle West Capital Corporation shares. We also received a fax of that letter the following day with a handwritten notation regarding Mr. Rossi's ownership prior to June 11, 2003. Thank you for this information.

As you are aware, in order to submit a valid shareholder proposal, Securities and Exchange Commission ("SEC") rules require that Mr. Rossi continuously own a certain number of shares for one year by the date his shareholder proposal was submitted, and that Mr. Rossi had fourteen days from our October 13, 2003 letter to provide the required proof of ownership.

The letter from Morgan Stanley establishes Mr. Rossi's ownership from June 11, 2003 to October 27, 2003. The hand written note indicates that Mr. Rossi was the record holder prior to that date. However, based upon a review of our records, we do not show Mr. Rossi as a record holder from October 12, 2002 to June 10, 2003. Therefore, based on a review of the documents submitted by Mr. Rossi and our shareholder records, Mr. Rossi has not met the SEC requirements. We will be confirming our position with the Securities and Exchange Commission in accordance with the proxy rules. However, if you believe we are in error with respect to the assertion that Mr. Rossi was the record holder of Pinnacle West shares prior to June 11, 2003, please provide to us the required evidence of record holder ownership within fourteen days of your receipt of this letter.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

Nancy C. Loftin

NCL/bap

Encl.
cc: Diane Wood
Matt Feeney

EXHIBIT E

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. William Post
Chairman
Pinnacle West Capital Corp. (PNW)
400 North Fifth Street, P.O. Box 53999
Phoenix, AZ 85072
Phone: (602) 250-1000

Dear Mr. Post,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi   Oct 7-03

cc: Nancy C. Loftin
Corporate Secretary
FX: 602-250-3002

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or discontinuing of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ignore our shareholder vote if our Directors seriously believe they have a good reason. This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our Directors may could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

PINNACLE WEST
CAPITAL CORPORATION

EXHIBIT F

Nancy C. Loftin
Vice President,
General Counsel and Secretary

November 24, 2003

VIA OVERNIGHT MAIL

Mr. John Chevedden
2215 Nelson Ave., No 205
Redondo Beach, CA 90278

Mr. Emil Rossi
P.O Box 249
Boonville, CA 95415

RE: Shareholder Proposal Submitted to Pinnacle West Capital Corporation (the "Company") received on October 13, 2003, resubmitted on November 22, 2003

Dear Mr. Chevedden and Mr. Rossi:

We are in receipt of a facsimile from Mr. Rossi apparently resubmitting the shareholder proposal previously submitted by Mr. Rossi on October 13, 2003, with a single handwritten modification. We are not certain why the proposal has been resubmitted. As you are aware, we have already determined that Mr. Rossi does not meet the requirements for submission of shareholder proposals that are established by the rules of the Securities and Exchange Commission ("SEC"). We are attaching copies of the letters we have previously sent to you for your information. As we stated in our November 13, 2003 letter, based on a review of the documents submitted by Mr. Rossi and our shareholder records, Mr. Rossi has not met the SEC requirements to include his proposal in the Company's proxy statement. We will be confirming our position with the Securities and Exchange Commission in accordance with the proxy rules.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

Nancy C. Loftin

NCL/bap

Encl.

cc: Diane Wood
Matt Feeney

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pinnacle West Capital Corporation
Incoming letter dated December 18, 2003

The proposal relates to poison pill plans.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. While it appears that the proponent did provide some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $ 2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that Pinnacle West failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Pinnacle West's requests for additional information from the proponent. Unless the proponent provides Pinnacle West with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Pinnacle West omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Grace K. Lee
Special Counsel